EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Amounts in millions

	Years Ended June 30
	2012	2011	2010	2009	2008
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$12,792	$15,021	$14,881	$14,275	$14,692
Fixed charges (excluding capitalized interest)	1,000	1,052	1,167	1,576	1,640
TOTAL EARNINGS, AS DEFINED	$13,792	$16,073	$16,048	$15,851	$16,332

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$844	$888	$1,014	$1,431	$1,546
1/3 of rental expense	176	170	176	177	137
TOTAL FIXED CHARGES, AS DEFINED	$1,020	$1,058	$1,190	l,608	$1,683

RATIO OF EARNINGS TO FIXED CHARGES	13.5x	15.2x	13.5x	9.9x	9.7x